UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

NOTICE TO THE MARKET

We inform, on this date, that the Board of Directors has decided to assign to Mr. Frederico Pinheiro Fleury Curado, on an interim basis, starting April 14, 2012, the responsibilities related to the activities of the financial and investor relations area, in addition to the current responsibilities of President and CEO.

The decision above comes as a result of the resignation of the Executive Vice President and Chief Financial and Investor Relations Officer, Mr. Paulo Penido Pinto Marques, who is leaving the Company on April 13, 2012, to take on new professional challenges.

The process to identify the future Executive Vice President and Chief Financial and Investor Relations Officer is currently in advanced stages and the Company thanks Mr. Paulo Penido for his dedication and contribution to Embraer’s success over the last year.

São José dos Campos, April 12, 2012.

Embraer S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2012

Embraer S.A.

By:	/s/ Paulo Penido Pinto Marques
	Name:	Paulo Penido Pinto Marques
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer